SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

From: 01 May 2012

IVANHOE MINES LTD.

(Translation of Registrant’s Name into English)

Suite 654 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA V6C 3E1

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F-  ☐    Form 40-F-  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐    No:  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

Enclosed:

News Release – New CEO and CFO

May 1, 2012

Ivanhoe Mines Board of Directors appoints new chief executive officer and chief financial officer

VANCOUVER, CANADA – Ivanhoe Mines announced today that the company’s Board of Directors has appointed Kay Priestly as Chief Executive Officer and Chris Bateman as Chief Financial Officer.

The management changes were contemplated by the memorandum of agreement signed with majority shareholder Rio Tinto on April 18, 2012. The agreement included a comprehensive financing package, which is intended to cover Ivanhoe’s total funding needs to complete the development of the Oyu Tolgoi project.

Interim Chairman Michael Gordon said, “On behalf of the Board, I would like to congratulate Kay and Chris on their appointments as CEO and CFO, respectively. This is an important point in Ivanhoe’s history as Oyu Tolgoi prepares for its planned start-up later this year, transitioning from an exploration project to a world-class, tier one, copper-gold mine and one of Mongolia’s largest mining operations.”

Ms. Priestly previously was a senior executive at Rio Tinto and has served as a Director of Ivanhoe Mines since February 2011. Most recently, she served as Chief Financial Officer of Rio Tinto’s global Copper product group. Ms. Priestly joined Rio Tinto in 2006 as Chief Financial Officer at Rio Tinto’s Kennecott Utah Copper operations. Ms. Priestly also spent more than 24 years with global professional services firm Arthur Andersen, where she provided tax and consulting services to global companies in the energy and mining sectors and was a member of Andersen’s global executive team. She also is a Non-Executive Director of Stone Energy Corporation

Mr. Bateman previously was a senior executive of Rio Tinto and served as Chief Financial & Business Development Officer of the company’s Diamonds and Minerals product group since 2010. In 2006, Mr. Bateman was appointed Chief Financial Officer at ASX-listed Energy Resources of Australia. Prior to that, he held both commercial and operational roles at Rio Tinto’s Kennecott Utah Copper operations. Mr. Bateman also spent eight years at Arthur Andersen’s business consulting practice and worked as Financial Planning and Analysis Director at Kaiser Aluminum.

About Ivanhoe Mines

Ivanhoe Mines (NYSE, NASDAQ & TSX: IVN) is an international mining company with operations focused in the Asia Pacific region. Assets include the company’s 66% interest in the Oyu Tolgoi copper-gold-silver mine development project in southern Mongolia; a 58% interest in Mongolian coal miner SouthGobi Resources (TSX: SGQ; HK: 1878); a 59% interest in copper-gold miner Ivanhoe Australia (ASX, TSX: IVA), which also is developing a molybdenum-rhenium discovery; and a 50% interest in Altynalmas Gold, a private company developing the Kyzyl Gold Project in Kazakhstan. Ivanhoe Mines’ shares are listed on the New York, NASDAQ and Toronto stock exchanges under the symbol IVN.

Information contacts: Investor relations: Jason Combes Office: +1.604.688.5755 E-mail: jasonco@ivancorp.net Forward-looking statements	Media: Tony Shaffer Office: +1.604.331.9830 E-mail: tonysh@ivancorp.net

Certain statements made herein, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking information and statements are typically identified by words such as “anticipate,” “could,” “should,” “expect,” “seek,” “may,” “intend,” “likely,” “plan,” “estimate,” “will,” “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to statements made with respect to the memorandum of agreement that establishes Rio Tinto’s support for a series of funding measures expected to cover all projected capital requirements for Ivanhoe’s flagship Oyu Tolgoi Project in southern Mongolia.

All such forward-looking information and statements are based on certain assumptions and analyses made by Ivanhoe Mines’ management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information or statements. Important factors that could cause actual results to differ from these forward-looking statements include those described under the headings “Risk Factors” and “Risks and Uncertainties” elsewhere in the Company’s periodic filings with Canadian and U.S. securities regulators. Readers are cautioned not to place undue reliance on forward-looking information or statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IVANHOE MINES LTD.

Date: 01 May 2012	By:	/s Beverly A. Bartlett
BEVERLY A. BARTLETT
Vice President &
Corporate Secretary